SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of September, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A
Publicly traded company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

Material Fact

In accordance with the applicable regulations and instructions of the Brazilian corporate law and the Brazilian securities and exchange commission (CVM), the management of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”), a member of the controlling shareholder group of Aracruz Celulose S.A. (“Aracruz”), announces, further to the material fact disclosed on August 6, 2008, that Votorantim Industrial S.A. (“VID”), the controlling shareholder of VCP, and Arainvest Participações S.A. (“Arainvest”), which is also a member of the controlling shareholder group of Aracruz, entered into an agreement today to establish the obligations of the parties with respect to their investments in VCP and Aracruz, as described in further detail below.

Pursuant to the agreement, VID and Arainvest agreed to contribute all of each of their respective stakes of VCP and Aracruz in a recently formed holding company (“Holding”), through which VID and Arainvest will maintain joint control of both VCP and Aracruz.

The transfer to Holding of each of VID’s and Arainvest’s stakes in VCP and Aracruz is conditioned on the acquisition by VCP of approximately 28% of the common stock of Aracruz, on the terms agreed upon with Arapar S.A. (“Arapar”), which were previously disclosed in a material fact on August 6, 2008. Arainvest agrees with this acquisition, and pursuant to the terms and conditions agreed upon and in accordance with the February 5, 2003 agreement between Arainvest and Arapar, will renounce both its right of first refusal and its tag-along rights.

When the transactions referred to above are completed, as is expected to occur by October 6, 2008, (a) Holding will own 100% of the common stock of VCP, approximately 28% of the common shares of Aracruz, and 14.8% of the preferred shares of Aracruz; (b) VCP will own approximately 56% of the common stock of Aracruz; (c) VID and Arainvest will each hold 50% of the voting stock of Holding and 57,23% and 42,77%, respectively, of Holding’s total capital, and will exercise their voting rights as contemplated, among other matters, in a Shareholders’ Agreement; and (d) Arainvest will have paid approximately R$530 million to VID pursuant to the terms agreed upon between them.

VID and Arainvest also confirm their intention to integrate the activities of Aracruz and VCP. The terms of this integration, whose parameters were previously disclosed in a Material Fact dated August 6, 2008, will be submitted for approvals pursuant to applicable law.

The management of VCP will keep its shareholders and the market informed of the developments of the transactions described herein.

São Paulo, September 15, 2008.

Valdir Roque
CFO and Investor Relations Officer

2

PRESS RELEASE
MATERIAL FACT

Votorantim Industrial and Arainvest entered into an
Investment Agreement

São Paulo, September 15, 2008 – VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”), announces, that Votorantim Industrial S.A. (VID), the controlling shareholder of VCP, and Arainvest Participações S.A. (Arainvest), entered into an agreement to establish the obligations of the parties with respect to their investments in VCP and Aracruz Celulose S.A. (“Aracruz”). This agreement represents one more step in the Corporate Restructure of VCP and Aracruz.

Pursuant to the agreement, VID and Arainvest agreed to contribute all of each of their stakes of VCP and Aracruz, respectively, in a recently formed holding company (“Holding”), through which VID and Arainvest will maintain joint control of both VCP and Aracruz.

The transfer to the Holding of each of VID’s and Arainvest’s stakes in VCP and Aracruz is conditioned on the acquisition by VCP of approximately 28% of the common stock of Aracruz owned by Arapar, on the terms agreed on and disclosed on the material fact released on August 6, 2008. Arainvest agrees with this acquisition and, in accordance with the terms and modified conditions of the February 5, 2003 agreement between Arainvest and Arapar, will renounce both its right of first refusal and its tag-along rights.

With the conclusion of the transactions referred to above, as is expected to occur by October 6, 2008:

(a) the Holding will own 100% of the common stock of VCP, approximately 28% of the common shares of Aracruz, and 14.8% of the preferred shares of Aracruz;

(b) VCP will own approximately 56% of the common stock of Aracruz;

(c) VID and Arainvest will each hold 50% of the voting stock of Holding and 57,23% and 42,77%, respectively, of Holding’s total capital, and will exercise their voting rights as contemplated, among other matters, in a Shareholders’ Agreement; and

(d) Arainvest will have paid approximately R$530 million to VID pursuant to the terms agreed upon between them.

PRESS RELEASE

After the steps above had been successfully concluded, the corporate structure will be as presented in the chart below:

Chart 1. Corporate Structure

VID and Arainvest also confirm their intention to integrate the activities of Aracruz and VCP. The terms of this integration, whose parameters were previously disclosed in a Material Fact dated August 6, 2008, will be submitted for approvals pursuant to applicable law.

The management of VCP will keep its shareholders and the market informed of the developments of the transactions described herein.

Votorantim Celulose e Papel S.A.

Valdir Roque – CFO and IR Officer
Gustavo Barreira – Manager
Mara Dias – Coordinator
Anna Laura Linkewitsch – Analyst

2

NOTICE TO THE MARKET

With reference to the Material Fact released today by Votorantim Celulose e Papel S.A. ("VCP"), the management of VCP announce that they intend to hold a meeting with the market soon, to clarify the events disclosed this far and the next steps.

São Paulo, September 15th 2008.

Votorantim Celulose e Papel S.A.
Valdir Roque
CFO and IR Officer